

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 21, 2015

<u>Via E-mail</u>
Magda Manosalva
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 N.36-24 Piso 7
Bogota, Colombia

    Re: Ecopetrol S.A.
           Form 20-F for Fiscal Year Ended December 31, 2014
           Filed April 28, 2015
           Response Dated July 21, 2015
           File No. 001-34175

Dear Ms. Manosalva:

    We have reviewed your July 21, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2015 letter.

<u>Form 20-F for Fiscal Year Ended December 31, 2014</u>

<u>Business Overview, page 11</u>

<u>Development of Reserves, page 33</u>

1.   Your response to prior comment 2 states that you will identify and quantify each of the material factors resulting in a change to your proved undeveloped reserves ("PUDs") in future filings. Please confirm that your revised disclosure will separately identify and quantify each factor that resulted in a change to your PUDs so that the change between periods is fully explained.

Financial Review, page 79

Trend Analysis and Sensitivity Analysis, page 99

2.   Your response to prior comment 3 states that you cannot provide a meaningful estimate of the impact of the current price environment on your 2015 reserve calculation. However, our comment did not request that you provide an estimate or quantification of reserves to be disclosed as of December 31, 2015. Rather, our comment requested disclosure regarding the reasonably likely effect of the current commodity price environment on your proved reserves as of December 31, 2014, including information quantifying the impact to the quantities of proved reserves disclosed in your filing. Note that quantitative disclosure of the material effects of known material trends and uncertainties should be considered and may be required if quantitative information is reasonably available. Revise your disclosure accordingly. Refer to Item 5.D. of Form 20-F and, for further guidance, section III.B.3. of SEC Release No. 33-8350.

        You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief
                                        Office of Natural Resources